[GRAPHIC OMITTED] Grupo Financiero Galicia
GRUPO FINANCIERO GALICIA S.A.
"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"
CUIT 30-70496280-7

                                                    Buenos Aires, April 30, 2009

To the

Comision Nacional de Valores (National Securities Commission)

Dear Sirs,

          We have the pleasure to write to you in compliance with the provisions set forth by said Commission in order to inform you that the Ordinary Shareholders' Meeting of this Company was held on April 28 of the current year at 11:55 a.m., being presided over by the accountant Antonio R. Garces. This Meeting was attended by 61 shareholders, of which 36 were present in person and 25 were represented by proxy. Shareholders were holders of 281,221,650 class "A" ordinary shares, of five votes each, representing 281,221,650 pesos of the capital stock and entitled to 1,406,108,250 votes; and of 637,599,747 class "B" ordinary shares, of one vote each, representing 637,599,747 pesos of the capital stock and entitled to 566,509,110 votes, which resulted in a quorum of 74.01%.

          Pursuant to what is provided for in section 4, chapter II, Book I of the Amended Text, year 2001, the summary of the resolutions adopted with respect to each item of the Agenda is as follows:

FIRST ITEM OF THE AGENDA: "Appointment of two shareholders to sign the minutes":

It was approved that the following three shareholders signed the Minutes:
Messrs. Diego Milberg, Adolfo Tamini and Cesar Forcieri.

SECOND ITEM OF THE AGENDA: "Examination of the business situation of our controlled company Banco de Galicia y Buenos Aires S.A. Grupo Financiero Galicia S.A.'s position to be adopted over some issues to be dealt with at Banco de Galicia y Buenos Aires S.A.'s next Shareholders' Meeting."

It was approved that Grupo Financiero Galicia S.A.'s agent votes, at Banco de Galicia y Buenos Aires S.A.'s next Shareholders' Meeting to be held today, for the proposals made by Banco de

[GRAPHIC OMITTED] Grupo Financiero Galicia
GRUPO FINANCIERO GALICIA S.A.
"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"
CUIT 30-70496280-7

Galicia y Buenos Aires S.A.'s Board of Directors when discussing items 1, 2, 3, 5, 6, 7, 10 and 11; for the approval of the Board of Directors' and Supervisory Syndics Committee's performance; that the number of regular directors be fixed in nine (9) and the number of alternate directors be fixed in five (5). It was also approved that he/she votes for the re-election of the accountant Antonio R. Garces, Sergio Grinenco and Pablo Gutierrez as regular directors, and Raul Seoane and Juan Carlos Fossatti as alternate directors; and also for the election of Enrique Garcia Pinto for a three-year term of office. He/she should also vote for the re-election of the accountant Norberto D. Corizzo and Adolfo
H. Melian as regular syndics and for the election of the accountant Luis A. Diaz; and also for the re-election of Messrs. Miguel N. Armando and Fernando Noetinger and accountant Ricardo A. Bertoglio as alternate syndics.

THIRD ITEM OF THE AGENDA: "Examination of the Balance Sheet, Income Statement, and other documents as set forth in section 234, subsection 1 of the Law on Corporations, Annual Report and Report of the Supervisory Syndics' Committee for the 10th fiscal year ended December 31, 2008."

The documents under discussion were approved.

FOURTH ITEM OF THE AGENDA: "Treatment to be given to the Fiscal Year's net income". Application of the Fiscal Year's Net Income to the Discretionary Reserve.

It was approved that the Ps.176,819,512.98 profit of the fiscal year be distributed as follows: a) The amount of Ps. 8,840,975.65 be allocated to the constitution of the Legal Reserve, pursuant to Section 70 of Law 19,550. b) The remaining amount of Ps.167,978,537.33 be allocated to the constitution of a Discretionary Reserve with the purpose of making investments in undertakings of the Company and its controlled companies; as well as foreseeing means for services and amortization of loans granted to the Company.

FIFTH ITEM OF THE AGENDA: "Approval of the performance of the Board of Directors and of the Supervisory Syndics' Committee."

Evaluation and approval of the Board of Directors and Supervisory Syndics' Committee's performance.

[GRAPHIC OMITTED] Grupo Financiero Galicia
GRUPO FINANCIERO GALICIA S.A.
"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"
CUIT 30-70496280-7

SIXTH ITEM OF THE AGENDA: "Compensation for the Supervisory Syndics' Committee."

It was approved to fix the compensation for the Supervisory Syndics' Committee in the amount of Ps. 660,000.

SEVENTH ITEM OF THE AGENDA: "Compensation for the members of the Board of Directors."

It was approved that, for the fiscal year under analysis, directors receive a compensation of Ps. 1,485,700. This amount includes salaries, social benefits and fees.

EIGHTH ITEM OF THE AGENDA: "Authorization to be granted to the Board of Directors in order to make payments in advance on account of fees to the directors who, during fiscal year started January 1, 2009, are considered "independent directors", ad-referendum of the decision taken at the Shareholders' Meeting that considers the documents belonging to such fiscal year."

It was approved to authorize the Board of Directors to make payments in advance on account of fees to the directors who are considered "independent directors", ad-referendum of the decision taken at the Shareholders' Meeting that considers the documents belonging to fiscal year started January 1, 2009.

NINTH ITEM OF THE AGENDA: "Determination of the number of regular directors and alternate directors and, if the case may be, their election for the terms of office set forth by the Corporate Bylaws, until the number established at the Shareholders' Meeting is reached."

It was approved to fix the number of regular directors in nine and in five the number of alternate directors. Also, it was resolved to re-elect Messrs. Eduardo
J. Zimmermann, Abel Ayerza and Enrique Martin as regular directors; and Messrs. Pablo Gutierrez, Sergio Grinenco and Alejandro Maria Rojas Lagarde as alternate directors. All of them were re-elected for a three-year term of office.

[GRAPHIC OMITTED] Grupo Financiero Galicia
GRUPO FINANCIERO GALICIA S.A.
"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"
CUIT 30-70496280-7

TENTH ITEM OF THE AGENDA: "Election of three regular syndics and three alternate syndics for a one-year term of office."

It was approved to appoint the lawyer Adolfo Melian and the public accountants Norberto D. Corizzo and Luis A. Diaz as regular syndics for a term of one year, and the lawyers Miguel N. Armando, Fernando Noetinger and Horacio Tedin as alternate syndics.

ELEVENTH ITEM OF THE AGENDA: "Compensation for the accountant who certified the Financial Statements for fiscal year 2008."

It was approved that compensation for the accountant who certified the Financial Statements for fiscal year 2008 be fixed in Ps. 502,000.

TWELFTH ITEM OF THE AGENDA: "Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2009."

It was approved the appointment of the accountants Ignacio Javier Casas Rua and Gabriel Martini as independent accountant and alternate accountant, respectively. Both accountants are from Price Waterhouse & Co. S.R.L.

                                Yours sincerely,


                                Pedro A. Richards
                                Attorney in fact